DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR September 3, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable






				FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    September 3, 2003

3.  Press Release
    -------------

    September 3, 2003

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB:
DYMTF), today announced that Technology Partnerships Canada (TPC) extended the term of its development contribution agreement with the Company.

The Agreement provides CDN$4.5M (US$3.2M) funding for continued development and support of DynaMotive's patented technology and related R&D programs. The extension allows the funds to be drawn down by the Company through June 2004, further strengthening the Company's ability to complete design and construction of a 200 tonne per day (tpd), wet input, pyrolysis energy system, developed in parallel with the previously announced Erie Flooring project.

By extending this funding that began in 1997, TPC provides continuity to a program that has been instrumental in the development of DynaMotive's technology. The original facility allocation by TPC was CDN$8.2M (US$5.9M). To date, the Company has drawn down CDN$3.7million (US$2.6M). The facility envisages repayment from future BioOil business related revenue.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------


    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

   Richard C.H. Lin
   Chairman
   6996 Arbutus Street
   Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 9th day of September, 2003


              DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman









IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.







DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - September 3, 2003

      Technology Partnerships Canada Extends CDN$4.3 Million Funding
              Supports DynaMotive's Project for Forest Sector

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that Technology Partnerships Canada (TPC) extended the term of its development contribution agreement with the Company.

The Agreement provides CDN$4.5M (US$3.2M) funding for continued development and support of DynaMotive's patented technology and related R&D programs. The extension allows the funds to be drawn down by the Company through June 2004, further strengthening the Company's ability to complete design and construction of a 200 tonne per day (tpd), wet input, pyrolysis energy system, developed in parallel with the previously announced Erie Flooring project.

By extending this funding that began in 1997, TPC provides continuity to a program that has been instrumental in the development of DynaMotive's technology. The original facility allocation by TPC was CDN$8.2M (US$5.9M). To date, the Company has drawn down CDN$3.7million (US$2.6M). The facility envisages repayment from future BioOil business related revenue.

"The support received from TPC since 1997 has enabled the Company to meet major milestones in its technology and applications programs", said Andrew Kingston, President & CEO of DynaMotive. "TPC has been instrumental in plant scale up, commissioning, BioOil characterization and testing. The extension provides the time and matching financial resources for the Company to complete our development plans in a timely fashion".

Technology Partnerships Canada, a key instrument of Canada's Innovation Strategy, makes strategic, conditionally repayable investments in great Canadian ideas, which are the currency for success in the 21st century. Technology Partnerships Canada's critical and timely investments in research and development promote innovation, commercialization, sustainable development and increased private sector investment, while enhancing the quality of life for all Canadians.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel known as BioOil and char, establishing such residues as renewable and environmentally friendly energy reserves.

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005          Email: investor@DynaMotive.com
Website: www.DynaMotive.com





In Europe, contact:
Antony Robson                 Managing Director
Tel: (44) 0207 550 3872       Fax:  (44)0207 409 2304

or US  enquiries, contact:
James Acheson                 Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900           Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.